UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the month of June 2016

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

On June 30, 2016, Intec Pharma Ltd. (the “Company”) announced the results of its Annual General Meeting of Shareholders (the “Meeting”) held on June 30, 2016.  At the Meeting, the Company’s shareholders voted on the proposals as further detailed in the Company’s proxy statement for the Meeting, furnished on Form 6-K to the Securities and Exchange Commission on June 6, 2016.  Each matter voted upon was approved, expect for the re-election of Mr. Amir Hayek as director of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEC PHARMA LTD.

	By:	/s/ Zeev Weiss
Name: Zeev Weiss Title: Chief Executive Officer
Date: June 30, 2016